UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 15.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Ronen Meidan

Bank Hapoalim B.M.

63 Yehuda Halevi St.

Tel Aviv 6578109, Israel

972-3-5674174

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M87915-10-0	13D	Page 2 of 6

1.	Names of Reporting Persons. Bank Hapoalim B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,876,705
	8.	Shared Voting Power 29,887
	9.	Sole Dispositive Power 5,876,705
	10.	Shared Dispositive Power 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,906,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 10.8%(1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on the number of Ordinary Shares outstanding as at June 10, 2014, as reported by Tower to the Tel Aviv Stock Exchange (the “TASE”), and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 3 of 6

1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,887
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,887
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) less than 0.01%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on number of Ordinary Shares outstanding as at June 10, 2014, as reported by Tower to the TASE, and calculated in accordance with rule 13d-3(d)(1)(i).

CUSIP No. M87915-10-0	13D	Page 4 of 6

The statement on Schedule 13D, dated February 3, 2011, of Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”) (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto, dated June 10, 2013, Amendment No. 2 thereto, dated June 24, 2013, Amendment No. 3 thereto, dated July 22, 2013, and Amendment No. 4 thereto, dated January 15, 2014, is hereby further amended as follows:

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended to read in its entirety as follows:

“To the knowledge of the Reporting Persons:

(a) (1)	Hapoalim is the beneficial owner of 5,906,592 Ordinary Shares, including 4,510,626 Ordinary Shares issuable upon conversion of its currently convertible capital notes, 170,374 Ordinary Shares issuable upon exercise of currently exercisable warrants (including warrants to purchase 140,487 Ordinary Shares held by Hapoalim and a warrant to purchase 29,887 Ordinary Shares held by Tarshish, its wholly-owned subsidiary) expiring on December 31, 2016 and 437,665 Series 9 Warrants expiring on June 27, 2017. Hapoalim (and Tarshish’s) ownership, as aforesaid collectively represents approximately 10.8% of the Ordinary Shares outstanding as at June 10, 2014, as reported by Tower to the TASE, and calculated in accordance with rule 13d-3(d)(1)(i).

(2)	Tarshish is the beneficial owner of 29,887 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding as at June 10, 2014 as reported by Tower to the TASE, and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Hapoalim has sole voting and dispositive power over 5,876,705 Ordinary Shares, including 4,510,626 Ordinary Shares issuable upon conversion of currently convertible capital notes, 140,487 Ordinary Shares issuable upon exercise of currently exercisable warrants expiring on December 31, 2016 and 437,665 Series 9 Warrants expiring on June 27, 2017. Hapoalim and Tarshish share voting and dispositive power over 29,887 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish expiring on December 31, 2016.

(c)	Save for the following, neither Hapoalim nor Tarshish has effected any transactions in the Ordinary Shares during the past 60 days:

Set forth below are the dates of sale, number and average price per share of Ordinary Shares sold by Hapoalim on NASDAQ.

Date	Number of Shares	Price Per Share
May 27, 2014	22,800	US $9.640
May 28, 2014	100	US $9.600
May 29, 2014	41,261	US $9.618
May 30, 2014	239	US $9.600
June 6, 2014	14,356	US $9.600

CUSIP No. M87915-10-0	13D	Page 5 of 6

Item 5(d) is hereby amended by deleting the last sentence thereof and substituting the following therefor:

“Based on Amendment No. 5 to Leumi’s Statement on Schedule 13D filed with the Commission on March 25, 2014, Leumi was the beneficial owner of 3,871,930 Ordinary Shares, including 3,427,291 Ordinary Shares issuable upon conversion of its capital note and 139,001 Ordinary Shares issuable upon exercise of its warrants.”

CUSIP No. M87915-10-0	13D	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2014

Date

/s/ Dan Alexander Koller	/s/ Ronen Meidan

Signature

Bank Hapoalim B.M.

Dan Alexander Koller, Head of Financial Markets Division	Ronen Meidan, Head of Equity Investments Unit

Name/Title

June 11, 2014

Date

/s/ Dan Alexander Koller	/s/ Ronen Meidan

Signature

Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Dan Alexander Koller, Chairman of Board of Directors	Ronen Meidan, Director

Name/Title